Steben & Company, Inc. 9711 Washingtonian Blvd., Suite 400 Gaithersburg, MD 20878	240 631 7600 T 240 631 9595 F www.steben.com

July 27, 2018

VIA EDGAR

Anu Dubey

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Steben Select Multi-Strategy Fund, File Nos. 333-211724 and 811-22824

Dear Ms. Dubey:

On behalf of Steben Select Multi-Strategy Fund (the “Fund”), transmitted for filing as EDGAR correspondence are the Fund’s responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (SEC”), provided by you to me by telephone on July 27, 2018. The comments of the Staff relate to Post-Effective Amendment No. 4 to the Fund's Registration Statement on Form N-2 (“PEA 4”) with the SEC (accession number 0001615774-18-006914) filed on July 27, 2018. The changes to the Fund’s prospectus and statement of additional information (“SAI”) as described below will be reflected in the Fund’s Rule 497 filing with the SEC on or about July 30, 2018.

Defined terms used below have the same meanings as in the Fund’s prospectus included in the Registration Statement.

1.            Comment: On the cover page of the Prospectus, please remove disclosure in footnote 2 to the Offering Table that reads: “The Selling Agents may, in their sole discretion, reduce or waive the sales load.”

Response: The Fund will delete the sentence as requested and replace it in footnote 2 as follows: Foreside Fund Services, LLC (the “Distributor”) acts as the distributor of the Shares on a best efforts basis, subject to various conditions. Shares may be purchased by Eligible Investors (as defined herein) from the Fund or through other brokers or dealers that have entered into selling agreements with the Distributor (“Selling Agents”) or registered investment advisers (“RIAs” and collectively with Selling Agents, “Intermediaries”) that have entered into an arrangement with the Distributor. Neither the Distributor nor any Selling Agents or RIAs are obligated to buy any Shares from the Fund. The Distributor does not receive any portion of the sales load. ~~The Selling Agents may, in their sole discretion, reduce or waive the sales load.~~ The sales load reductions available are set forth in “Purchasing Shares” on page 59. There is no minimum aggregate amount of Shares required to be purchased in the offering. The Investment Manager pays certain fees to the Distributor. See “Distribution Fees” on page 14.

Securities and Exchange Commission

July 27, 2018

2.            Comment: In the Summary Section of the Prospectus under the sub-heading entitled “The Offering,” please remove the last two sentences of the second full paragraph that read: “The Selling Agents may, in their sole discretion, reduce or waive the sales load. Shareholders should direct any questions regarding sales loads to the relevant Selling Agent.”

Response: The Fund will delete the two sentences as requested and replace it as follows: Shares are offered at the then-current net asset value per Share as of the date on which the purchase order is accepted, subject to a maximum sales load of up to 3.00% applicable to Class A Shares. Selling Agents typically receive the sales load with respect to the Shares purchased by their investors. The Distributor does not receive any portion of the sales load. ~~The Selling Agents may, in their sole discretion, reduce or waive the sales load. Shareholders should direct any questions regarding sales loads to the relevant Selling Agent.~~ The sales load reductions available are set forth in “Purchasing Shares” on page 59.

3.            Comment: Under the heading “Purchasing Shares” on page 59 of the Prospectus, please clarify what is meant in the second bullet following the third paragraph.

Response: The second bullet refers to those investors who are participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services. This typically means that investors are participating in a wrap program or another similar investment allocation type program.

4.            Comment: Under the heading “Purchasing Shares” on page 59 of the Prospectus, please modify the fourth bullet by replacing “as” with “which are”.

Response: The Fund will modify the fourth bullet as follows: purchasing shares through a financial services firm that has an arrangement with the Fund ~~as~~ which are described below.

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Thank you for your attention to these matters. If you have any questions or additional comments regarding these proposed responses, please call me at (240) 631-7602.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

General Counsel

Steben & Company, Inc.

cc:       Pablo Man

K&L Gates LLP